SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Twelve-Month Period Ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 0-20165

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

STERIS Corporation 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

STERIS Corporation

5960 Heisley Road

Mentor, Ohio 44060

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

STERIS Corporation 401(k) Plan

December 31, 2005 and 2004 and the Year Ended December 31, 2005 With Report of Independent Registered Public Accounting Firm

STERIS Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

STERIS Corporation

Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of the STERIS Corporation 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG, LLP

Cleveland, Ohio

June	23, 2006

STERIS Corporation

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$237,670,650	$216,897,954

Total assets	237,670,650	216,897,954

Liabilities
Excess contributions payable to participants	—	633,491

Total liabilities	—	633,491

Net assets available for benefits	$237,670,650	$216,264,463

See accompanying notes.

STERIS Corporation

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Net realized and unrealized appreciation in fair value of investments	$13,135,072
Interest and dividend income	1,875,362
Loan interest income	275,104
Contributions:
Participant	14,875,614
Employer	4,866,107
Rollovers	1,637,895

Total contributions	21,379,616

Total additions	36,665,154
Deductions
Benefits paid directly to participants	15,183,592
Administrative expenses	75,375

Total deductions	15,258,967

Net increase	21,406,187
Net assets available for benefits:
Beginning of year	216,264,463

End of year	$237,670,650

See accompanying notes.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements

December 31, 2005 and 2004

1. Description of Plan

The following brief description of the STERIS Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s provisions.

General

The Plan is a defined contribution plan administered by STERIS Corporation (the Company, STERIS, or Plan Administrator). Generally, all domestic employees of STERIS and certain subsidiaries who have attained the age of 18 are eligible to participate in the Plan on the first day of the month following the month that they began employment with the Company. The assets of the Plan are maintained and the transactions therein are executed by Principal Life Insurance Company (the Trustee), who also serves as the Plan record-keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Effective January 1, 2004, the Plan was amended to allow participants to contribute between zero and 20% of their compensation received during a calendar year. Prior to January 1, 2004, participants were permitted to contribute between zero and 10% of their compensation received during a calendar year. Participants age 50 and older may also make additional catch up contributions. Effective July 1, 2004, the Plan was amended to allow participants to modify deferral percentages at any time. Prior to July 1, 2004, participants were permitted to change elected deferral percentages once per calendar quarter. All contributions made by a participant are “before-tax” deferred compensation contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Effective November 1, 2005, the Plan was amended to allow for automatic enrollment with a 3% contribution of an eligible participant’s compensation unless the participant has affirmatively elected a contribution level or not to contribute to the Plan. The Company will invest 100% of the contribution in the Plan on behalf of the participant until an affirmative election is received from the participant.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

1. Description of Plan (continued)

The Company may make matching discretionary contributions to a participant’s account. Employer contributions are allocated to each participant’s account in accordance with the investment election choices made by the participant. For the year ended December 31, 2005, the Company made 25% matching cash contributions on the first 6% of compensation that an employee of Erie UAW Local 832 and Erie IAM Local 1968, hired before December 9, 1998, made to the Plan. The Company made a 50% matching contribution in cash on the first 6% of compensation made to the Plan for all other participants. Effective July 1, 2004, the Plan was amended such that the Company discretionary matching contribution may be made each pay period upon approval by the Company’s Board of Directors. Prior to July 1, 2004, the Company matching contribution was made once per calendar quarter with the Company’s Board of Directors’ approval.

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon and Company matching contributions plus actual earnings thereon.

Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, realized and unrealized investment gains and losses, loans, withdrawals, transfers, and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund’s assets at market value.

A participant may elect to invest contributions, including the Company contributions, in any combination of the investment funds offered by the Plan, including STERIS Corporation common stock, in 1% increments.

Participants can generally change their investment elections at any time. A participant may elect to have a portion or all of the balance of his prior contributions (in increments of 1%) transferred from any fund in which it is invested to any other fund.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

1. Description of Plan (continued)

Plan Withdrawals and Distributions

On termination of service, upon death, disability, or retirement, a participant may receive a lump sum amount equal to the vested value of their account. An employed participant who is age 59-1/2 or older or who has a specific financial hardship may withdraw a portion of their account.

Participants Loans

Participants currently employed may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from one to five years and are secured by the balance in the participant’s account. Loan terms for loans used for the purchase of a participant’s primary residence can be longer than five years. The loans bear interest at a rate established by the Trustee. Principal and interest is paid through payroll deductions. Participants may have only one loan outstanding at any time and participants may take only one loan in a twelve-month period.

Plan Termination

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

Plan Expenses

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The Company has elected to pay audit and consulting fees only.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments in common shares are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investment funds are based on quoted redemption values on the last business day of the plan year. The pooled separate accounts are valued at the redemption value of units held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Transactions With Parties in Interest

Party-in-interest transactions include the investment in the funds of the Trustee and the payment of administrative expenses.

The Plan did not purchase any common shares of the Company and sold common shares of the Company for $3,735,743 during the year ended December 31, 2005.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

5. Investments

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Year Ended December 31, 2005
Net realized and unrealized appreciation in fair value of investments:
STERIS Corporation Common Stock Fund	$1,793,429
Mutual funds	7,825,168
Common/Collective fixed income investment fund	1,218,614
Pooled separate accounts	2,297,861

Net realized and unrealized appreciation in fair value of investments	$13,135,072

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2005	2004
Dodge & Cox Balanced Fund	$55,984,122	$52,809,485
Principal Large Cap. Stock Index Separate Account	42,347,385	42,684,476
Victory DCS Magic Fund	31,947,730	31,386,722
STERIS Corporation Common Stock Fund	29,391,919	31,317,374
Neuberger Berman Genesis Advanced Fund	22,098,553	14,722,219
Pimco Total Return Admin. Fund	13,396,859	12,513,480

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

7. Excess Contributions Payable to Participants

Contributions of Highly Compensated Employees, as defined within the Code, may be limited in relation to eligible earnings and nondiscrimination tests. For the year ended December 31, 2004, excess contributions totaling $581,009 were made by certain Highly Compensated Employees.

These contributions, as well as earnings on invested contributions totaling $55,464, have been refunded to affected participants subsequent to December 31, 2004, in March 2005. No excess contributions were made by Highly Compensated Employees for the year ended December 31, 2005.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

December 31, 2004
Net assets available for benefits per financial statements	$216,264,463
Excess contributions payable to participants	633,491

Net assets available for benefits per Form 5500	$216,897,954

STERIS Corporation

401(k) Plan

EIN: 34-1482024 Plan Number: 001

Schedule H, Line 4i    —    Schedule of Assets

(Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Par, or Maturity Value	Current Value
Common Stock
* STERIS Corporation	STERIS Corporation Common Stock Fund	$29,391,919

Mutual Funds
Pacific Investment Management Co.	Pimco Total Return Admin. Fund	13,396,859
Dodge and Cox Funds	Dodge & Cox Balanced Fund	55,984,122
Victory Funds	Victory Diversified Stock A Fund	8,075,327
Fidelity Investments	Fidelity Advisor Mid Cap T Fund	10,689,031
Neuberger Berman Management, Inc.	Neuberger Berman Genesis Advanced Fund	22,098,553
American Funds Service Company	American Europacific Growth R4 Fund	8,553,594
American Funds Service Company	American Funds Growth Fund of America R4 Fund	2,479,738
* Principal Life Insurance Company	Vanguard Explorer Portfolio	1,258,261
* Principal Life Insurance Company	Vanguard U.S. Value Portfolio	1,726,381

		124,261,866
Common/Collective Fixed Income Investment Funds
Victory Funds	Victory DCS Magic Fund	31,947,730

Pooled Separate Accounts
* Principal Life Insurance Company	Principal Large Cap. Stock Index Separate Account	42,347,385
* Principal Life Insurance Company	Principal Real Estate Securities Separate Account	4,423,362

		46,770,747
Other
* Participant loans	Bearing interest between 5.00% and
	10.50% and maturing through 2024	5,298,388

		$237,670,650

*	Indicates party in interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS Corporation 401(k) Plan

Dated: June 29, 2006	/s/ LAURIE BRLAS
Laurie Brlas
Senior Vice President and Chief Financial Officer
Principal Financial and Accounting Officer